LANG MICHENER LLP
Lawyers - Patent & Trade Mark Agents

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1500 - 1055 West Georgia Street, P.O. Box 11117
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Telephone (604) 689-9111
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                                              File Number:    57532-0018-Letters
Web site:  www.langmichener.com
Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com


September 9, 2008


                                      FILED AS CORRESPONDENCE ON EDGAR AND FAXED


SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010
MAIL STOP 6010

ATTENTION:        MR. JIM B. ROSENBERG, SENIOR ASSISTANT CHIEF ACCOUNTANT

Dear Mr. Rosenberg:

Re:
         NATURALLY ADVANCED TECHNOLOGIES INC. (THE "COMPANY")
         FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
         FILE NO. 000-50367
         RESPONSE TO SEC COMMENT LETTER DATED AUGUST 28, 2008

         We are counsel for the above-referenced Company and we are pleased to respond, on behalf of the Company, to the comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's comment letter of August 28, 2008 in this matter (the "SEC Letter").

         As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with this matter.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Staff Comment:

1. WE ACKNOWLEDGE THE ADDITION OF ITEM 8A(T) IN YOUR AMENDED 10-KSB AS REQUESTED. HOWEVER, YOU HAVE NOT DELETED YOUR ORIGINAL DISCLOSURE ON PAGES 45-46 UNDER THE CAPTION "INTERNAL CONTROLS AND PROCEDURES". SINCE THE DISCLOSURE

ON PAGES 45-46 CONTRADICTS THE INFORMATION PROVIDED UNDER ITEM 8A(T), PLEASE FURTHER AMEND THE 10-KSB TO DELETE THE ORIGINAL DISCLOSURE.

Response:         WE THANK THE STAFF FOR ITS  COMMENT IN THIS  REGARD AND HEREBY
                  CONFIRM,  ON  BEHALF  OF THE  COMPANY,  THAT THE  COMPANY  HAS
                  DELETED  THE  DISCLOSURE  ON PAGES  45-46  UNDER  THE  CAPTION
                  "INTERNAL CONTROLS AND PROCEDURES".

         We hope and trust that the foregoing is now clear and satisfactory in response to the Staff comment as contained in the SEC Letter; however, should the Staff have any further questions or concerns in respect of the same, please do not hesitate to immediately contact the writer at any time.

         On behalf of the Company we sincerely thank and appreciate the SEC's attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"DANIEL D. DEX"


Daniel D. Dex
for LANG MICHENER LLP

ec:      The Company
ec:      Dale Matheson Carr-Hilton LaBonte
fax:     Jim Peklenk, Staff Accountant
         SEC, Division of Corporation Finance
         Fax No.: (202) 772-9217